UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-39155

XP Inc.

(Exact name of registrant as specified in its charter)

20, Genesis Close

Grand Cayman, George Town

Cayman Islands KY-1-1208

+55 (11) 3075-0429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XP Inc.

By:	/s/ Victor Mansur
Name: Victor Mansur
Title: Chief Financial Officer

Date: February 18, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated February 18, 2025 – XP Inc.. Reports Fourth Quarter 2024 Results.
99.2	XP Inc. – 4Q24 Earnings Presentation.